Exhibit 3 to 6-K January, 2003

                            TRIBAND ENTERPRISE CORP.
                                 (the "Company")
            Vancouver, BC January 23, 2003. TSX Venture Symbol "TRD"
                              FOR IMMEDIATE RELEASE

                               STOCK OPTION GRANT

The Company announces that it has granted 200,000 incentive stock options to the President and a consultant of the Company. These incentive options have an exercise price of $0.24 per share. The exercise price is based on the closing price of the Company's shares on the TSX Venture Exchange on January 22, 2003, less the allowable discount.

Mr. Freeman, President of the Company has previously exercised 200,000 incentive stock options granted to him in February of last year.

ON BEHALF OF THE BOARD
"Gary Freeman"
President

THE TSX Venture Exchange HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE

For further information, please contact Gary Freeman, President, (604) 331-0096.